SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of November 5, 2002

KLM ROYAL DUTCH AIRLINES
(Translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No    X

     02/084

KLM GROUP CHOOSES POSITIONS IN THE LOW COST
AND LEISURE MARKET SEGMENTS

     AMSTELVEEN, October 30, 2002 — The KLM Group has named buzz as the low-cost airline for the group. As a leisure carrier, Transavia is improving the efficiency of its network operations, product concept, and distribution to serve the leisure market segment. The decision was taken by the KLM Board based on the results of a study led by Floris J. van Pallandt, who was charged with positioning the KLM Group within the low-cost and leisure markets.

     From November 1, 2002, Mr. Van Pallandt will focus exclusively on further developing buzz as an independent low-cost carrier within the KLM Group. Until further notice, from the same date Mr. Tjero R. Zomer will take over his position as CEO and president of Transavia. Mr. Zomer has been a Transavia Board member for the last fifteen years.

     buzz In just under three years, buzz has grown to be the third-largest low-cost carrier in the UK and has taken second place in both France and Germany. To further consolidate its position in Britain, buzz will open Bournemouth on England’s south coast as a second base after London Stansted. In addition, the airline is researching the possibilities of establishing another UK base as well as one on the European continent. In 2003, the company will start renewing and expanding its fleet by replacing its BAe 146 aircraft with Boeing 737-300s. Negotiations for the airline’s second phase — once it has replaced the BAe 146s — are still underway. In years to come, for buzz this will result in the further expansion of the route network and increased frequencies and capacity on its existing routes. Last Sunday, October 27, buzz added services between London Stansted and Amsterdam to its network, which now totals 24 routes in Europe. On November 1, buzz will become an independent enterprise within the KLM Group. The blue KLM uk operation will be combined with KLM cityhopper.

     Transavia Transavia will continue to concentrate on charter and scheduled flights for the leisure market, using Schiphol as its home base. KLM will take over flight operations for a limited number of routes which are of particular importance to KLM’s worldwide route network. Transavia will increase the use of internet and call centers as distribution channels. Additionally on more and more flights the paid service concept will be introduced.

Passenger traffic drives overall load factor increase by 5.3 percentage points

	October			April through October

(in millions)	2002	2001	Growth (%)	2002	2001	Growth (%)

Overall Revenue Ton-Kms	888	806	10	5,990	5,962	0
Available Ton-Kms	1,099	1,068	3	7,537	7,810	(3)
Load Factor (%)	80.8	75.5		79.5	76.3
Passenger Revenue Passenger-Kms	5,226	4,473	17	35,883	36,564	(2)
Available Seat-Kms	6,379	6,080	5	43,869	45,811	(4)
Passenger Load Factor (%)	81.9	73.6		81.8	79.8
Cargo Revenue Cargo Ton-Kms	362	356	2	2,413	2,314	4
Available Cargo Ton-Kms	490	495	(1)	3,355	3,443	(3)
Cargo Load Factor (%)	74.0	71.9		71.9	67.2

Note:
- Based on preliminary numbers.
- As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication.
Prior-year figures have been restated for comparative purposes.

Overall

In October, KLM’s overall load factor improved by 5.3 percentage points to 80.8 percent, compared to the corresponding period last year. Overall traffic increased by 10 percent, whereas capacity increased by 3 percent year-on-year. Overall traffic this month was 3 percent below October 2000 with an overall load factor at a comparable level to this year.

Passenger Traffic

October passenger traffic increased by 17 percent year-on-year. As capacity was only up 5 percent, load factor increased to 81.9 percent, up 8.3 percentage points year-on-year. The Europe route area reported significant traffic growth of 24 percent compared to last year, with capacity increasing by 7 percent. Consequently, load factor increased by 10.2 percentage points to 77.3 percent. Traffic in all route areas, except for the Mid and South Atlantic, developed favourably, resulting in increased load factors. As in the previous months, Business class load factor continued to improve significantly, as a result of stronger traffic and lower capacity.

Cargo Traffic

In October, cargo traffic was 2 percent higher than last year. Cargo load factor increased by 2.1 percentage point to 74.0 percent, on 1 percent lower capacity. Traffic on the African routes showed a significant year-on-year improvement. Traffic on the Asia Pacific and North Atlantic routes was in line with last year.

Amstelveen, November 5, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: November 5, 2002	By /s/ R.A. Ruijter Name: R.A. Ruijter Title: Managing Director & CFO

By /s/ H.E. Kuipéri Name: H.E. Kuipéri Title: SVP & General Secretary